Exhibit 12.1

Continental Resources, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Six Months Ended June 30,		Year Ended December 31,
	Pro forma	Historical	Pro forma	Historical
	2012	2012	2011	2011	2010	2009	2008	2007
Earnings
Income before income taxes	$767,666	$767,666	$687,445	$687,445	$258,467	$110,008	$518,530	$296,777
Plus: Fixed charges	88,089	55,969	175,916	76,722	53,147	23,232	12,188	12,939
Less: Capitalized interest	—	—	—	—	—	—	—	—
Pro forma adjustments:
Plus : Reduction in revolver interest expense	5,306	—	1,733	—	—	—	—	—
Less: Interest expense on Senior Notes	(36,152)	—	(97,736)	—	—	—	—	—
Less: Amortization of Senior Notes costs	(1,274)	—	(3,191)	—	—	—	—	—

Earnings, as defined	$823,635	$823,635	$764,167	$764,167	$311,614	$133,240	$530,718	$309,716

Fixed charges
Interest expense	$55,969	$55,969	$76,722	$76,722	$53,147	$23,232	$12,188	$12,939
Capitalized interest	—	—	—	—	—	—	—	—
Pro forma adjustments:
Less: Reduction in revolver interest expense	(5,306)	—	(1,733)	—	—	—	—	—
Plus: Interest expense on Senior Notes	36,152	—	97,736	—	—	—	—	—
Plus: Amortization of Senior Notes costs	1,274	—	3,191	—	—	—	—	—

Fixed charges, as defined	$88,089	$55,969	$175,916	$76,722	$53,147	$23,232	$12,188	$12,939

Ratio of earnings to fixed charges	9.4x (1)	14.7x	4.3x (1)	10.0x	5.9x	5.7x	43.5x	23.9x

(1)	Because the net proceeds of the offering of the Old Notes were used to repay indebtedness and because of the increase in interest related to the Old Notes, our ratio of earnings to fixed charges changed by 10% or more. Earnings for the year ended December 31, 2011 and the six months ended June 30, 2012 covered fixed charges by $687.4 million and $767.7 million, respectively. After giving effect to the application of the net proceeds of the offering of the Old Notes and the offering of the Existing Notes, our pro forma ratio of earnings to fixed charges for the year ended December 31, 2011 and the six months ended June 30, 2012 would have been 4.3x and 9.4x, respectively.